Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarter ended December 31, 2009

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Annual Reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Currency of presentation and certain defined terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we," "us," "our," "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars effected are based on the fixing rate in the City of Mumbai on December 31, 2009 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI, which was Rs. 46.53 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

TABLE OF CONTENTS
Part I - Financial Information
Item 1. Financial Statements

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Comprehensive Income
Unaudited Consolidated Statements of Changes in Equity
Unaudited Consolidated Statements of Cash Flows
Notes to the Unaudited Consolidated Interim Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 3. Quantitative and Qualitative Disclosure about Market Risk Item 4. Controls and Procedures
Part II - Other Information

Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
Item 3. Default upon Senior Securities
Item 4. Submission of Matters to a Vote of Security Holders
Item 5. Other Information
Item 6. Exhibits

SIGNATURES EXHIBIT INDEX EXHIBIT 31.1 EXHIBIT 32.1 EXHIBIT 99.1

Part I - Financial Information

Item I. Financial Statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of

 (Dollars in millions except share data)
	Note	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	2.1	$1,972	$2,167
Available-for-sale financial assets		1,133	-
Trade receivables		724	724
Unbilled revenue		173	148
Derivative financial instruments	2.6	16	-
Prepayments and other assets	2.3	117	81
Total current assets		4,135	3,120
Non-current assets
Property, plant and equipment	2.4	961	920
Goodwill	2.5	178	135
Intangible assets	2.5	15	7
Deferred income tax assets	2.16	136	88
Income tax assets	2.16	80	54
Other non-current assets	2.3	73	52
Total non-current assets		1,443	1,256
Total assets		$5,578	$4,376
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$3	$5
Derivative financial instruments	2.6	-	22
Current income tax liabilities	2.16	154	115
Client deposits		3	1
Unearned revenue		133	65
Employee benefit obligations	2.7	30	21
Provisions	2.8	16	18
Other liabilities	2.9	358	290
Total current liabilities		697	537
Non-current liabilities
Deferred income tax liabilities	2.16	8	7
Employee benefit obligations	2.7	46	48
Other liabilities	2.9	9	-
Total liabilities		760	592
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,701,633 and 572,830,043 as of December 31, 2009 and March 31, 2009, respectively		64	64
Share premium		685	672
Retained earnings		4,262	3,618
Other components of equity		(193)	(570)
Total equity attributable to equity holders of the company		4,818	3,784
Total liabilities and equity		$5,578	$4,376
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income

(Dollars in millions except share data)
	Note	Three months ended December 31,		Nine months ended December 31,
		2009	2008	2009	2008

Revenues		$1,232	$1,171	$3,508	$3,542
Cost of sales		700	661	2,005	2,049
Gross profit		532	510	1,503	1,493
Operating expenses:
Selling and marketing expenses		68	55	178	184
Administrative expenses		82	82	255	265
Total operating expenses		150	137	433	449
Operating profit		382	373	1,070	1,044
Other income	2.13	50	7	154	50
Profit before income taxes		432	380	1,224	1,094
Income tax expense	2.16	98	48	260	134
Net profit		$334	$332	$964	$960
Other comprehensive income
Exchange differences on translating foreign operations		$151	$(134)	$377	$(724)
Total other comprehensive income		$151	$(134)	$377	$(724)

Total comprehensive income		$485	$198	$1,341	$236

Profit attributable to:
Owners of the company		$334	$332	$964	$960
Non-controlling interest		-	-	-	-
		$334	$332	$964	$960
Total comprehensive income attributable to:
Owners of the company		$485	$198	$1,341	$236
Non-controlling interest		-	-	-	-
		$485	$198	$1,341	$236

Earnings per equity share
Basic ($)		0.59	0.58	1.69	1.69
Diluted ($)		0.59	0.58	1.69	1.68
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		570,602,970	569,755,757	570,353,792	569,571,267
Diluted		571,183,310	570,449,069	571,039,216	570,650,033
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Changes in Equity

(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2008	571,995,758	$64	$655	$2,896	$301	$3,916
Changes in equity for the nine months ended December 31, 2008
Shares issued on exercise of employee stock options	645,745	—	10	—	—	10
Share-based compensation	—	—	1	—	—	1
Dividends (including corporate dividend tax)	—	—	—	(559)	—	(559)
Total comprehensive income	—	—	—	960	(724)	236
Balance as of December 31, 2008	572,641,503	$64	$666	$3,297	$(423)	$3,604
Balance as of April 1, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the nine months ended December 31, 2009
Shares issued on exercise of employee stock options	705,190	—	13	—	—	13
Treasury shares*	(2,833,600)	—	—	—	—	—
Reserves on consolidation of trusts	—	—	—	10	—	10
Dividends (including corporate dividend tax)	—	—	—	(330)	—	(330)
Total comprehensive income	—	—	—	964	377	1,341
Balance as of December 31, 2009	570,701,633	$64	$685	$4,262	$(193)	$4,818
The accompanying notes form an integral part of the unaudited consolidated interim financial statements
*Treasury shares held by controlled trusts consolidated effective July 1, 2009.

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows
(Dollars in millions)
	Note	Nine months ended December 31,
		2009	2008
Operating activities:
Net profit		$964	$960
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.4 and 2.5	149	120
Share based compensation	2.15	-	1
Income tax expense	2.16	260	134
Income on investments	2.6	(16)	-
Changes in working capital
Trade receivables		66	(47)
Prepayments and other assets		(33)	21
Unbilled revenue		(11)	(70)
Trade payables		(3)	(8)
Client deposits		2	4
Unearned revenue		60	31
Other liabilities and provisions		(16)	73
Cash generated from operations		1,422	1,219
Income taxes paid	2.16	(290)	(123)
Net cash provided by operating activities		1,132	1,096
Investing activities:
Payment for acquisition of business, net of cash acquired	2.2	(37)	(3)
Expenditure on property, plant and equipment	2.4	(102)	(226)
Loans to employees		1	(2)
Non-current deposits placed with corporation		-	(16)
Income on investments		16	-
Investment in certificates of deposit		-	(43)
Investment in available-for-sale financial assets		(1,774)	(60)
Redemption of available-for-sale financial assets		673	76
Net cash used in investing activities		(1,223)	(274)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		13	10
Payment of dividends (including corporate dividend tax)		(330)	(559)
Net cash used in financing activities		(317)	(549)
Effect of exchange rate changes on cash and cash equivalents		203	(383)
Net (decrease)/ increase in cash and cash equivalents		(408)	273
Cash and cash equivalents at the beginning	2.1	2,167	2,058
Opening balance of cash and cash equivalents of controlled trusts		10	-
Cash and cash equivalents at the end	2.1	$1,972	$1,948
Supplementary information:
Restricted cash balance	2.1	$15	$1
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Notes to the Unaudited Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil) and Infosys Public Services, Inc, (Infosys Public Services), is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The company’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on January 25, 2010.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements as at and for the three months and nine months ended December 31, 2009, have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. These financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2009.

Accounting policies have been applied consistently to all periods presented in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited consolidated interim financial statements.

1.5 Critical accounting estimates

Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax positions which are sustainable on a more likely than not basis. Also refer to Note 2.16.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment including capital work-in-progress

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the purchase method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in the statement of comprehensive income.

Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents, prepayments and other assets and certificates of deposit. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss as exchange gains or losses. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares.

Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Recent accounting pronouncements

1.23.1 Standards early adopted by the company

1.
IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. This standard was early adopted by the company as at April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2.
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future the company is likely to adopt the first method for measuring NCI.

3.
IAS 27 Consolidated and Separate Financial Statements, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

1.23.2 Recently adopted accounting pronouncements

1.
IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. This Standard was adopted by the company as at April 1, 2009. Consequent to the adoption of the standard, title for cash flows has been changed to ‘Statement of Cash Flow’. Further, the company has included in its complete set of financial statements, a single ‘Statement of Comprehensive Income’.

2.
IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognised by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the company as a result of the adoption of this interpretation.

2 Notes to the unaudited consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Cash and bank deposits	$1,639	$1,911
Deposits with corporations	333	256
	$1,972	$2,167

Cash and cash equivalents as of December 31, 2009 include restricted cash balance of $15 million. The restricted cash balance as of March 31, 2009 was less than $1 million. The restrictions are primarily on account of cash balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Current accounts
ABN Amro Bank, China	$4	$1
ABN Amro Bank, China (U.S. dollar account)	6	3
Bank of America, USA	41	116
Bank of America, Mexico	5	-
Citibank N.A., Australia	5	7
Citibank N.A., Brazil	1	-
Citibank N.A., Czech Republic (Euro account)	-	1
Citibank N.A., Czech Republic (U.S. dollar account)	-	1
Citibank N.A., Japan	1	-
Citibank N.A., New Zealand	1	-
Citibank N.A., Singapore	1	2
Deutsche Bank, Belgium	1	1
Deutsche Bank, Germany	1	1
Deutsche Bank, India	4	2
Deutsche Bank, Netherlands	1	-
Deutsche Bank, Switzerland	1	-
Deutsche Bank, Thailand	1	-
Deutsche Bank, Philippines (U.S. dollar account)	1	-
Deutsche Bank, United Kingdom	8	11
Deutsche Bank-EEFC account in Euro, India	1	5
Deutsche Bank-EEFC account in Swiss Franc, India	-	1
Deutsche Bank-EEFC account in U.S. dollars, India	2	2
HSBC Bank, United Kingdom	-	2
ICICI Bank, India	10	4
ICICI Bank-EEFC account in United Kingdom Pound Sterling, India	1	1
ICICI Bank-EEFC account in U.S. dollars, India	7	8
National Australia Bank Limited, Australia	5	6
National Australia Bank Limited, Australia (U.S. dollar account)	2	2
Royal Bank of Canada, Canada	1	1
Wachovia Bank, USA	2	-
	$114	$178
Deposit accounts
Andhra Bank, India	$20	$16
Allahabad Bank	22	-
Bank of Baroda, India	183	163
Bank of Maharashtra, India	107	106
Barclays Bank, Plc. India	45	28
Canara Bank, India	191	157
Central Bank of India	22	-
Citibank N.A., Czech Republic	4	1
Corporation Bank, India	26	68
DBS Bank, India	11	5
Deutsche Bank , Poland	3	-
HSBC Bank, India	-	56
ICICI Bank, India	218	110
IDBI Bank, India	115	108
ING Vysya Bank, India	5	10
Indian Overseas Bank	45	-
National Australia Bank Limited, Australia	64	45
Oriental Bank of Commerce	20	-
Punjab National Bank, India	81	95
Standard Chartered Bank, India	-	7
State Bank of Hyderabad, India	55	39
State Bank of India, India	34	416
State Bank of Mysore, India	107	99
Syndicate Bank, India	107	99
The Bank of Nova Scotia, India	-	69
Union Bank of India, India	20	17
Vijaya Bank, India	20	19
	$1,525	$1,733
Deposits with corporations
HDFC Limited, India	$332	$256
Sundaram BNP Paribus Home Finance Limited	1	-
	$333	$256
Total	$1,972	$2,167

2.2 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million. Consequent to this acquisition, intellectual property rights amounting to $3 million were recorded. Considering the economic benefits expected to be obtained from the intellectual property rights this amount has been fully amortized during the previous year.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on Management’s estimates and an independent appraisal of fair values as follows:

(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	2	–	2
Intangible assets-Customer contracts and relationships	–	10	10
Intangible assets-Computer software platform	–	3	3
	$3	$13	$16
Goodwill			30
Total purchase price			$46

The amount of trade receivables acquired from the above business acquisition was $4 million. Based on the past experience, management expects the entire amount to be collected.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform is being amortized over a period of four months, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	$34
Liabilities settled in cash	3
Contingent consideration	9
Total	$46

The payment of the contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, in the event that McCamish signs a deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between $14 million and $20 million.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

The transaction costs of $1 million related to the acquisition have been included under cost of sales in the statement of comprehensive income.

2.3 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Current
Rental deposits	$7	$7
Security deposits with service providers	11	7
Loans to employees	18	22
Prepaid expenses	7	7
Interest accrued and not due	2	1
Withholding taxes	65	33
Advance payments to vendors for supply of goods	3	3
Other assets	4	1
	$117	$81
Non-current
Loans to employees	$6	$2
Deposit with corporation	67	50
	$73	$52
	$190	$133
Financial assets in prepayments and other assets	$176	$122

Withholding taxes primarily consist of input tax credits. Other assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.4 Property, plant and equipment

Property, plant and equipment consist of the following as of December 31, 2009:
(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$70	-	$70
Buildings	688	(149)	539
Plant and machinery	292	(153)	139
Computer equipment	291	(245)	46
Furniture and fixtures	186	(111)	75
Vehicles	1	-	1
Capital work-in-progress	91	-	91
	$1,619	$(658)	$961

Property, plant and equipment consist of the following as of March 31, 2009:

(Dollars in millions)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	$56	-	$56
Buildings	574	(106)	468
Plant and machinery	233	(103)	130
Computer equipment	243	(189)	54
Furniture and fixtures	153	(76)	77
Vehicles	1	-	1
Capital work-in-progress	134	-	134
	$1,394	$(474)	$920

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2009:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at October 1, 2009	$68	$523	$141	$48	$78	$1	$87	$946
Translation differences	1	16	7	2	3	-	4	33
Additions/ (deletions)	1	12	6	9	3	-	-	31
Acquisition through business combination	-	-	-	1	-	-	-	1
Depreciation	-	(12)	(15)	(14)	(9)	-	-	(50)
Carrying value as at December 31, 2009	$70	$539	$139	$46	$75	$1	$91	$961

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2008:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at October 1, 2008	$57	$381	$108	$47	$60	$1	$295	$949
Translation differences	(1)	(20)	(6)	-	-	-	(4)	(31)
Additions/ (deletions)	-	89	30	21	20	-	(102)	58
Depreciation	-	(9)	(7)	(15)	(7)	-	-	(38)
Carrying value as at December 31, 2008	$56	$441	$125	$53	$73	$1	$189	$938

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2009:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2009	$56	$468	$130	$54	$77	$1	$134	$920
Translation differences	5	43	13	4	6	-	10	81
Additions/ (deletions)	9	61	37	30	18	-	(53)	102
Acquisition through business combination	-	-	-	1	-	-	-	1
Depreciation	-	(33)	(41)	(43)	(26)	-	-	(143)
Carrying value as at December 31, 2009	$70	$539	$139	$46	$75	$1	$91	$961

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2008:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2008	$57	$395	$113	$58	$68	-	$331	$1,022
Translation differences	(10)	(80)	(24)	(13)	(12)	-	(53)	(192)
Additions/ (deletions)	9	151	64	52	38	1	(89)	226
Depreciation	-	(25)	(28)	(44)	(21)	-	-	(118)
Carrying value as at December 31, 2008	$56	$441	$125	$53	$73	$1	$189	$938

The depreciation expense for the three months and nine months ended December 31, 2009 and December 31, 2008 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $32 million and $22 million as at December 31, 2009 and March 31, 2009, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $57 million and $73 million as of December 31, 2009 and March 31, 2009, respectively.

2.5 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Carrying value at the beginning	$135	$174
Goodwill recognized on acquisition (Refer Note 2.2)	30	-
Translation differences	13	(39)
Carrying value at the end	$178	$135

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(Dollars in millions)
Segment	As of
	December 31, 2009	March 31, 2009
Financial services	$87	$53
Manufacturing	20	18
Telecom	3	2
Retail	49	44
Others	19	18
Total	$178	$135

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the ‘Financial Services’ segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As at March 31, 2009, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17 -20
Discount rate	13.3

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Gross carrying value at the beginning	$11	$11
Intellectual property rights (Refer Note 2.2)	-	3
Customer contracts and relationships (Refer Note 2.2)	10	-
Computer software platform (Refer Note 2.2)	3	-
Translation differences	1	(3)
Gross carrying value at the end	$25	$11

Accumulated amortization at the beginning	$4	-
Amortization expense	6	4
Accumulated amortization at the end	$10	$4
Net carrying value	$15	$7

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. During the three months ended December 31, 2009 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of December 31, 2009, the customer contracts have a remaining amortization period of five years.

The intangible customer contracts and relationships, and computer software platform recognized at the time of McCamish acquisition are being amortized over a period of 9 years and 4 months, respectively, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized.

The aggregate amortization expense included in cost of sales, for the three months and nine months ended December 31, 2009 was $5 million and $6 million, respectively, and for the three months and nine months ended December 31, 2008 was $1 million and $2 million, respectively.

Research and development expense recognized in the statement of comprehensive income, for the three months and nine months ended December 31, 2009 was $25 million and $67 million, respectively and for the three months and nine months ended December 31, 2008 was $18 million and $40 million, respectively.

2.6 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2009 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/ fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$1,972	-	-	-	$1,972
Available-for-sale financial assets	-	-	1,133	-	1,133
Trade receivables	724	-	-	-	724
Unbilled revenue	173	-	-	-	173
Derivative financial instruments	-	16	-	-	16
Prepayments and other assets (Refer Note 2.3)	176	-	-	-	176
Total	$3,045	$16	$1,133	-	$4,194
Liabilities:
Trade payables	-	-	-	$3	$3
Client deposits	-	-	-	3	3
Employee benefit obligations (Refer Note 2.7)	-	-	-	76	76
Other liabilities (Refer Note 2.9)	-	-	-	361	361
Total	-	-	-	$443	$443

The carrying value and fair value of financial instruments by categories as at March 31, 2009 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/ fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,167	-	-	-	$2,167
Trade receivables	724	-	-	-	724
Unbilled revenue	148	-	-	-	148
Prepayments and other assets (Refer Note 2.3)	122	-	-	-	122
Total	$3,161	-	-	-	$3,161
Liabilities:
Trade payables	-	-	-	$5	$5
Derivative financial instruments	-	22	-	-	22
Client deposits	-	-	-	1	1
Employee benefit obligations (Refer Note 2.7)	-	-	-	69	69
Other liabilities (Refer Note 2.9)	-	-	-	284	284
Total	-	$22	-	$359	$381

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Interest income on deposits	$34	$46	$121	$135
Income from available-for-sale financial assets	9	-	16	-
	$43	$46	$137	$135

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:
(In millions)
	As of
	December 31, 2009	March 31, 2009
Forward contracts
In U.S. dollars	380	278
In Euro	13	27
In United Kingdom Pound Sterling	10	21
Option contracts
In U.S. dollars	194	173

The company recognized a net gain on derivative financial instruments of $22 million and $41 million for the three months and nine months ended December 31, 2009, respectively, as against a net loss on derivative financial instruments of $28 million and $144 million for the three months and nine months ended December 31, 2008, respectively, which are included in other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Not later than one month	$105	$68
Later than one month and not later than three months	230	197
Later than three months and not later than one year	274	250
	$609	$515

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Aggregate amount of outstanding forward and option contracts	$609	$515
Gains / (losses) on outstanding forward and option contracts	$16	$(22)

The outstanding foreign exchange forward and option contracts as at December 31, 2009 and March 31, 2009 mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as at December 31, 2009:

(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$52	$4	$9	$76	$30	$171
Trade receivables	495	66	85	2	76	724
Unbilled revenue	109	18	28	7	8	170
Prepayments and other assets	25	1	2	1	3	32
Trade payables	-	-	-	-	(2)	(2)
Client deposits	(3)	-	-	-	-	(3)
Accrued expenses	(51)	(1)	-	(2)	(7)	(61)
Accrued compensation to employees	(33)	-	-	(3)	(7)	(43)
Other liabilities	(172)	(29)	(15)	(13)	(10)	(239)
Net assets / (liabilities)	$422	$59	$109	$68	$91	$749

The following table analyzes foreign currency risk from financial instruments as at March 31, 2009:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$125	$8	$14	$59	$11	$217
Trade receivables	481	58	116	3	61	719
Unbilled revenue	77	14	19	3	20	133
Prepayments and other assets	3	-	1	-	1	5
Trade payables	(3)	-	-	-	(1)	(4)
Client deposits	(1)	-	-	-	-	(1)
Accrued expenses	(41)	(1)	(3)	(1)	(34)	(80)
Accrued compensation to employees	(31)	-	-	(2)	(4)	(37)
Other liabilities	(73)	(35)	(18)	(10)	(16)	(152)
Net assets / (liabilities)	$537	$44	$129	$52	$38	$800

For the three months ended December 31, 2009 and December 31, 2008, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.3% and 0.4%, respectively.

For the nine months ended December 31, 2009 and December 31, 2008, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.5% and 0.4%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $724 million each as at December 31, 2009 and March 31, 2009. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Revenue from top customer	4.7	6.2	4.6	7.2
Revenue from top five customers	17.6	17.3	16.7	18.3

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units. Of the total trade receivables, $439 million as at December 31, 2009, and $427 million as at March 31, 2009, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is past due but not impaired except for trade receivables. The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	December 31, 2009	March 31, 2009
31 – 60	$197	$248
61 – 90	$54	$36
More than 90	$33	$10

The allowance for impairment of trade receivables for the three months ended December 31, 2009 was a credit of $5 million whereas the allowance for impairment of trade receivables for the nine months ended December 31, 2009 was $5 million. The allowance for impairment of trade receivables for the three months and nine months ended December 31, 2008 was $2 million and $12 million, respectively. The movement in the allowance for impairment of trade receivables is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Balance at the beginning	$32	$17	$21	$10
Translation differences	2	-	3	-
Impairment loss recognized	(5)	2	5	12
Trade receivables written off	-	-	-	(3)
Balance at the end	$29	$19	$29	$19

Liquidity risk

As of December 31, 2009, the company had a working capital of $3,438 million including cash and cash equivalents of $1,972 million and available-for-sale financial assets of $1,133 million. As of March 31, 2009, the company had a working capital of $2,583 million including cash and cash equivalents of $2,167 million. As of December 31, 2009 and March 31, 2009, the company had no outstanding bank borrowings and accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at December 31, 2009:

(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$3	-	-	-	$3
Client deposits	3	-	-	-	3
Incentive accruals (Refer Note 2.7)	5	-	6	-	11
Other liabilities (Refer Note 2.9)	$352	$1	$2	$6	$361

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2009:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$5	-	-	-	$5
Client deposits	1	-	-	-	1
Incentive accruals (Refer Note 2.7)	-	5	6	-	11
Other liabilities (Refer Note 2.9)	$284	-	-	-	$284

2.7 Employee benefit obligations

Employee benefit obligations comprise the following:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Current
Compensated absence	$25	$21
Incentive accruals	5	-
	$30	$21
Non-current
Compensated absence	$40	$37
Incentive accruals	6	11
	$46	$48
	$76	$69

2.8 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Provision for post sales client support	$16	$18

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Balance at the beginning	$22	$12	$18	$13
Translation differences	-	-	-	-
Provision recognized	(5)	3	(2)	4
Provision utilized	(1)	-	-	(2)
Balance at the end	$16	$15	$16	$15

Provision for post sales client support for the three months and nine months ended December 31, 2009 and December 31, 2008 is included in cost of sales in the statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Current
Accrued compensation to employees	$111	$107
Accrued expenses	135	120
Withholding taxes payable	72	43
Retainage	15	11
Unamortized negative past service cost (Refer Note 2.11.1)	6	6
Liabilities arising on consolidation of trusts	15	-
Others	4	3
	$358	$290
Non-current
Liability towards acquisition of business	$9	-
	$9	-
	$367	$290
Financial liabilities included in other liabilities	$361	$284

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others consist of unclaimed dividends and amount payable towards acquisition of business.

2.10 Expenses by nature

(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Employee benefit costs (Refer Note 2.11.4)	$649	$607	$1,856	$1,858
Depreciation and amortization charges (Refer Note 2.4 and 2.5)	55	39	149	120
Travelling costs	42	42	106	152
Consultancy and professional charges	14	13	42	44
Cost of software packages	24	15	61	55
Communication costs	11	14	35	45
Cost of technical sub-contractors	17	20	49	66
Power and fuel	8	8	23	25
Repairs and maintenance	13	13	41	40
Commission	2	2	4	5
Branding and marketing expenses	3	3	11	17
Provision for post-sales client support (Refer Note 2.8)	(5)	3	(2)	4
Allowance for impairment of trade receivables (Refer Note 2.6)	(5)	2	5	12
Operating lease payments (Refer Note 2.14)	7	6	20	19
Others	15	11	38	36
Total cost of sales, selling and marketing expenses and administrative expenses	$850	$798	$2,438	$2,498

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as at December 31, 2009, March 31, 2009 and March 31, 2008:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	$52	$56	$51
Actuarial gains	(1)	-	(2)
Service cost	13	11	14
Interest cost	3	3	4
Benefits paid	(5)	(5)	(6)
Plan amendments	-	-	(9)
Translation differences	6	(13)	4
Benefit obligations at the end	$68	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$52	$59	$51
Expected return on plan assets	4	4	4
Actuarial gains	-	-	1
Employer contributions	11	7	4
Benefits paid	(5)	(5)	(6)
Translation differences	6	(13)	5
Fair value of plan assets at the end	$68	$52	$59
Funded status	-	-	$3
Prepaid benefit	-	-	$3

Net gratuity cost for the three months and nine months ended December 31, 2009 and December 31, 2008 comprises the following components:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Service cost	$4	$5	$13	$9
Interest cost	1	-	3	2
Expected return on assets	(1)	-	(4)	(2)
Actuarial gains	(1)	-	(1)	-
Plan amendments	(1)	-	(1)	(1)
Net gratuity cost	$2	$5	$10	$8

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Cost of sales	$2	$4	$9	$7
Selling and marketing expenses	-	1	1	1
Administrative expenses	-	-	-	-
	$2	$5	$10	$8

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $6 million each as at December 31, 2009 and March 31, 2009, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2009, March 31, 2009 and March 31, 2008 are set out below:

	As of
	December 31, 2009	March 31, 2009	March 31, 2008
Discount rate	7.6%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2009 and December 31, 2008 are set out below:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Discount rate	7.0%	7.9%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	5.1%	7.3%	5.1%
Rate of return on plan assets	9.0%	7.9%	7.0%	7.9%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of December 31, 2009 and March 31, 2009, the plan assets have been primarily invested in government securities.

Actual return on assets for each of the three months ended December 31, 2009 and December 31, 2008 was $1 million. The actual return on assets for each of the nine months ended December 31, 2009 and December 31, 2008 was $4 million.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and nine months ended December 31, 2009 and December 31, 2008 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute approximately $3 million to the gratuity trusts during the remainder of fiscal 2010.

2.11.2 Superannuation

The company contributed $5 million and $4 million to the superannuation plan during the three months ended December 31, 2009 and December 31, 2008 and contributed $14 million and $13 million to the superannuation plan during the nine months ended December 31, 2009 and December 31, 2008. Since fiscal 2008, a substantial portion of the monthly contribution amount is being paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Cost of sales	$5	$4	$13	$12
Selling and marketing expenses	-	-	1	1
Administrative expenses	-	-	-	-
	$5	$4	$14	$13

2.11.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company’s actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the company is unable to exhibit the related information.

The company contributed $9 million and $8 million to the provident fund during the three months ended December 31, 2009 and December 31, 2008, and contributed $26 million and $25 million during the nine months ended December 31, 2009 and December 31, 2008.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Cost of sales	$8	$7	$23	$22
Selling and marketing expenses	1	1	2	2
Administrative expenses	-	-	1	1
	$9	$8	$26	$25

2.11.4 Employee benefit costs include:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Salaries and bonus	$633	$589	$1,806	$1,811
Defined contribution plans	6	5	17	16
Defined benefit plans	10	12	33	30
Share-based compensation	-	1	-	1
	$649	$607	$1,856	$1,858

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Cost of sales	$567	$541	$1,633	$1,653
Selling and marketing expenses	52	42	140	132
Administrative expenses	30	24	83	73
	$649	$607	$1,856	$1,858

2.12 Equity

Share capital and share premium

Infosys has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in the statement of comprehensive income is credited to share premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at December 31, 2009, the company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2009 and December 31, 2008 was $0.48 and $0.89, respectively.

2.12.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.13 Other income

Other income consists of the following:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Interest income on deposits	$34	$46	$121	$135
Exchange gains/ (losses) on forward and options contracts	22	(28)	41	(144)
Exchange gains/ (losses) on translation of other assets and liabilities	(18)	(16)	(28)	53
Income from available-for-sale financial assets/ investments	9	-	16	-
Others*	3	5	4	6
	$50	$7	$154	$50

* Other income for the nine months ended December 31, 2008 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fee offset by $3 million of expenses incurred towards the transaction.

2.14 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $7 million and $6 million for the three months ended December 31, 2009 and December 31, 2008, respectively, and was $20 million and $19 million for the nine months ended December 31, 2009 and December 31, 2008, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Within one year of the balance sheet date	$18	$16
Due in a period between one year and five years	$45	$44
Due after five years	$13	$14

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the nine months ended December 31, 2009 and December 31, 2008 are set out below.

	Nine months ended December 31, 2009		Nine months ended December 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	916,759	$18	1,530,447	$20
Forfeited and expired	(57,889)	$33	(67,122)	$43
Exercised	(441,058)	$17	(341,008)	$19
Outstanding at the end	417,812	$16	1,122,317	$19
Exercisable at the end	417,812	$16	1,122,317	$19
1999 Plan:
Outstanding at the beginning	925,806	$25	1,494,693	$29
Forfeited and expired	(306,433)	$42	(180,201)	$40
Exercised	(264,132)	$15	(304,737)	$14
Outstanding at the end	355,241	$22	1,009,755	$25
Exercisable at the end	312,658	$18	652,885	$15

The weighted average share price of options exercised under the 1998 Plan during the nine months ended December 31, 2009 and December 31, 2008 was $43.91 and $39.61, respectively. The weighted average share price of options exercised under the 1999 Plan during the nine months ended December 31, 2009 and December 31, 2008 was $42.75 and $36.17, respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is $7 million and $6 million, respectively.

The following table summarizes information about share options outstanding and exercisable as of December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	229,424	1.15	$12	229,424	1.15	$12
16-30	188,388	0.78	$21	188,388	0.78	$21
	417,812	0.99	$16	417,812	0.99	$16
1999 Plan:
5-15	183,402	1.11	$9	183,402	1.11	$9
16-30	62,709	0.14	$16	62,709	0.14	$16
31-53	109,130	1.73	$46	66,547	1.61	$46
	355,241	1.13	$22	312,658	1.02	$18

The following table summarizes information about share options outstanding and exercisable as of March 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted Average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	431,762	1.58	$12	431,762	1.58	$12
16-30	428,997	1.39	$21	428,997	1.39	$21
31-45	46,720	0.32	$37	46,720	0.32	$37
46-60	9,280	0.10	$51	9,280	0.10	$51
	916,759	1.41	$18	916,759	1.41	$18
1999 Plan:
5-15	446,185	1.26	$10	446,185	1.26	$10
16-30	77,893	0.52	$19	77,893	0.52	$19
31-53	401,728	1.06	$42	327,223	0.75	$42
	925,806	1.11	$25	851,301	1.00	$23

The share-based compensation recorded during each of the three months and nine months ended December 31, 2009 was less than $1 million. The share-based compensation recorded during each of the three months and nine months ended December 31, 2008 was $1 million.

2.16 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Current taxes
Domestic taxes	$106	$46	$246	$116
Foreign taxes	15	3	53	50
	121	49	299	166
Deferred taxes
Domestic taxes	(18)	-	(35)	(30)
Foreign taxes	(5)	(1)	(4)	(2)
	(23)	(1)	(39)	(32)
Income tax expense	$98	$48	$260	$134

Entire deferred income tax for the three months and nine months ended December 31, 2009 and December 31, 2008 relates to origination and reversal of temporary differences. No amounts have been directly recognized in equity during the three months and nine months ended December 31, 2009 and December 31, 2008.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Profit before income taxes	$432	$380	$1,224	$1,094
Enacted tax rates in India	33.99%	33.99%	33.99%	33.99%
Computed expected tax expense	$147	$129	$416	$372
Tax effect due to non-taxable income for Indian tax purposes	(29)	(80)	(109)	(252)
Tax reversals, net	(16)	(12)	(36)	(19)
Effect of exempt income	1	-	(7)	-
Interest and penalties	1	1	3	5
Effect of unrecognized deferred tax assets	(2)	2	-	4
Effect of differential foreign tax rates	2	7	13	13
Effect of non-deductible expenses	5	4	6	9
Others	(11)	(3)	(26)	2
Income tax expense	$98	$48	$260	$134

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government through the Finance Act, 2009 has extended the tax holiday for the STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2009, Infosys' U.S. branch net assets amounted to approximately $481 million. As of December 31, 2009, the company had not triggered the BPT. The company has recorded a deferred tax liability on its net assets in the United States, to the extent it intends to distribute its branch profits in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $193 million and $166 million as at December 31, 2009 and March 31, 2009, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2009 and December 31, 2008 is as follows:
(Dollars in millions)
	Three months endedDecember 31,		Nine months ended December 31,
	2009	2008	2009	2008
Net current income tax asset/ (liability) at the beginning	$(78)	$(80)	$(61)	$(46)
Translation differences	(1)	3	(4)	10
Income tax paid	126	47	290	123
Income tax expense	(121)	(49)	(299)	(166)
Net current income tax asset/ (liability) at the end	$(74)	$(79)	$(74)	$(79)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	December 31, 2009	March 31, 2009
Deferred income tax assets
Property, plant and equipment	$42	$26
Minimum alternate tax credit carry-forwards	67	56
Deductible temporary difference on computer software	4	-
Trade receivables	8	2
Compensated absences	10	2
Others	5	2
Total deferred income tax assets	136	88
Deferred income tax liabilities
Intangible asset	–	–
Temporary difference related to branch profits	(8)	(7)
Total deferred income tax liabilities	(8)	(7)
Total deferred income tax assets	$128	$81
Deferred income tax assets to be recovered after more than 12 months	$121	$81
Deferred income tax liability to be recovered after more than 12 months	-	-
Deferred income tax assets to be recovered within 12 months	15	7
Deferred income tax liability to be recovered within 12 months	(8)	(7)
	$128	$81

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2009 and December 31, 2008 is as follows:

(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Net deferred income tax asset at the beginning	$101	$93	$81	$73
Translation differences	4	(5)	8	(16)
Credits relating to temporary differences	23	1	39	32
Net deferred income tax asset at the end	$128	$89	$128	$89

The credits relating to temporary differences during the three months and nine months ended December 31, 2009 and December 31, 2008 are primarily on account of minimum alternate tax credit, compensated absences and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $67 million and $56 million has been recognized on the balance sheet as of December 31, 2009 and March 31, 2009, respectively, which can be carried forward for a period of ten years from the year of recognition.

The tax loss carry-forwards of $61 million and $54 million as of December 31, 2009 and March 31, 2009 relating to foreign subsidiaries, for which no deferred income tax asset has been created, will expire at various dates through March 31, 2030, as it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

2.17 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	570,602,970	569,755,757	570,353,792	569,571,267
Effect of dilutive common equivalent shares - share options outstanding	580,340	693,312	685,424	1,078,766
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,183,310	570,449,069	571,039,216	570,650,033

Options to purchase 123,641 shares for the three months ended December 31, 2008 under the 1998 Plan and 406,166 shares for the three months ended December 31, 2008 under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

Options to purchase 66,880 shares for the nine months ended December 31, 2008 under the 1998 Plan and 109,130 shares and 406,166 shares for the nine months ended December 31, 2009 and December 31, 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.18 Related party transactions

List of subsidiaries:

		Holding as at
Particulars	Country	December 31, 2009	March 31, 2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd **	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	-
Infosys Brasil ****	Brazil	100%	-
Infosys Consulting India Limited*****	India	100%	-
Infosys Public Services, Inc. #	U.S.A	100%	-
McCamish Systems LLC* (Refer Note 2.2)	U.S.A	99.98%	-

* Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
** Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.
***During fiscal 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalised on July 8, 2009.
**** On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA.
*****On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited.
# On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc.

Infosys has provided guarantee for performance of certain contracts entered into by Infosys BPO.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Salaries and other short-term employee benefits	$1	$1	$5	$5

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments
 (Dollars in millions)
Three months ended December 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$425	$237	$200	$161	$209	$1,232
Identifiable operating expenses	165	106	67	68	86	492
Allocated expenses	104	58	50	40	51	303
Segment profit	156	73	83	53	72	437
Unallocable expenses						55
Operating profit						382
Other income						50
Profit before income taxes						432
Income tax expense						98
Net profit						$334
Depreciation and amortization						$55
Non-cash expenses other than depreciation and amortization						-

Three months ended December 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$409	$230	$196	$147	$189	$1,171
Identifiable operating expenses	163	97	74	61	74	469
Allocated expenses	101	57	48	36	49	291
Segment profit	145	76	74	50	66	411
Unallocable expenses						38
Operating profit						373
Other income						7
Profit before income taxes						380
Income tax expense						48
Net profit						$332
Depreciation and amortization						$39
Non-cash expenses other than depreciation and amortization						$1

Nine months ended December 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,182	$690	$575	$472	$589	$3,508
Identifiable operating expenses	470	308	198	192	232	1,400
Allocated expenses	299	175	146	120	149	889
Segment profit	413	207	231	160	208	1,219
Unallocable expenses						149
Operating profit						1,070
Other income						154
Profit before income taxes						1,224
Income tax expense						260
Net profit						$964
Depreciation and amortization						$149
Non-cash expenses other than depreciation and amortization						-

Nine months ended December 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,212	$687	$656	$434	$553	$3,542
Identifiable operating expenses	506	293	238	182	222	1,441
Allocated expenses	320	181	172	114	149	936
Segment profit	386	213	246	138	182	1,165
Unallocable expenses						121
Operating profit						1,044
Other income						50
Profit before income taxes						1,094
Income tax expense						134
Net profit						$960
Depreciation and amortization						$120
Non-cash expenses other than depreciation and amortization						$1

2.19.2	Geographic segments

 (Dollars in millions)
Three months ended December 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$820	$269	$15	$128	$1,232
Identifiable operating expenses	328	112	4	48	492
Allocated expenses	201	66	4	32	303
Segment profit	291	91	7	48	437
Unallocable expenses					55
Operating profit					382
Other income					50
Profit before income taxes					432
Income tax expense					98
Net profit					$334
Depreciation and amortization					$55
Non-cash expenses other than depreciation and amortization					-

Three months ended December 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$755	$299	$14	$103	$1,171
Identifiable operating expenses	310	122	2	35	469
Allocated expenses	187	74	3	27	291
Segment profit	258	103	9	41	411
Unallocable expenses					38
Operating profit					373
Other income					7
Profit before income taxes					380
Income tax expense					48
Net profit					$332
Depreciation and amortization					$39
Non-cash expenses other than depreciation and amortization					$1

Nine months ended December 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,306	$814	$39	$349	$3,508
Identifiable operating expenses	921	329	12	138	1,400
Allocated expenses	584	206	10	89	889
Segment profit	801	279	17	122	1,219
Unallocable expenses					149
Operating profit					1,070
Other income					154
Profit before income taxes					1,224
Income tax expense					260
Net profit					$964
Depreciation and amortization					$149
Non-cash expenses other than depreciation and amortization					-

Nine months ended December 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,225	$957	$43	$317	$3,542
Identifiable operating expenses	936	380	10	115	1,441
Allocated expenses	587	253	11	85	936
Segment profit	702	324	22	117	1,165
Unallocable expenses					121
Operating profit					1,044
Other income					50
Profit before income taxes					1,094
Income tax expense					134
Net profit					$960
Depreciation and amortization					$120
Non-cash expenses other than depreciation and amortization					$1

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2009 and December 31, 2008.

2.20 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.21 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $67 million, including interest of $12 million, upon completion of their tax review for fiscal 2004, fiscal 2005 and fiscal 2006. The demands for fiscal 2004, fiscal 2005 and fiscal 2006 were received during fiscal 2007, fiscal 2009 and fiscal 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of these proceedings will not have a material and adverse effect on the company's financial position and results of operations. The Commissioner of Income tax (Appeals) has given the order in favor of the company for fiscal 2004. The tax demand with regard to fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore whereas with regard to the tax demand for fiscal 2006, the company is in the process of filing the appeal before Commissioner of Income tax (Appeals), Bangalore.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company that provides comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and abundant availability of skilled IT professionals. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore technology service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report.

We were founded in 1981 and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

During fiscal 2009, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million.

Also, during fiscal 2009, the investments held by P-Financial Services Holding B.V. in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, through a scheme of amalgamation sanctioned by the Karnataka and Tamil Nadu High courts.

During fiscal 2009, the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB which was capitalized on July 8, 2009.

On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. Additionally on August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited.

Further, on October 9, 2009 the Company incorporated wholly owned subsidiary, Infosys Public Services, Inc.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

At our Annual General Meeting held on June 20, 2009, our shareholders approved a final dividend of $0.27 per equity share, which in the aggregate resulted in a cash outflow of $188 million including corporate dividend tax of $27 million.

Our Board of Directors, during its meeting held on October 9, 2009 approved payment of an interim dividend of $0.21 per equity share for fiscal 2010 which in the aggregate resulted in a cash outflow of $142 million including corporate dividend tax of $21 million.

As of December 31, 2009 we had approximately 109,900 employees as compared to approximately 104,900 employees as at March 31, 2009.

The following table sets forth our revenues, net profit and earnings per equity share for the nine months ended December 31, 2009 and fiscal 2009:

(Dollars in millions)
	Nine months ended December 31, 2009	Fiscal 2009
Revenues	$3,508	$4,663
Net profit	$964	$1,281
Earnings per equity share (Basic)	$1.69	$2.25
Earnings per equity share (Diluted)	$1.69	$2.25

We added 94 new customers during the nine months ended December 31, 2009 as compared to 156 new customers during fiscal 2009. For the nine months ended December 31, 2009 and fiscal 2009, 97.9% and 97.6%, respectively, of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

Our business is designed to enable us to seamlessly deliver our onsite and offshore capabilities using a distributed project management methodology, which we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.0% and 3.9% of our total revenues for the nine months ended December 31, 2009 and fiscal 2009.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-time frame arrangements or reduced rates. We attempt to use fixed-price, fixed-time frame arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

Cost of Sales

Cost of sales represented 57.2% of total revenues for the nine months ended December 31, 2009 and 57.9% of total revenues for fiscal 2009. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party software is expensed over the estimated useful life. We recorded share-based compensation expense of $1 million under cost of sales during fiscal 2009 using the fair value recognition provisions contained in IFRS 2, Share-based Payment. The share-based compensation expense recorded for the nine months ended December 31, 2009 was less than $1 million. Amortization expense included under cost of sales for the nine months ended December 31, 2009 was $6 million whereas it was $4 million for fiscal 2009.

We typically assume full project management responsibility for each project that we undertake. Approximately 75.8% and 74.9% of the total billed person-months for our services during the nine months ended December 31, 2009 and fiscal 2009, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the nine months ended December 31, 2009 and fiscal 2009, approximately 2.4% and 3.1%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our normal 19-week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.1% of total revenues for the nine months ended December 31, 2009 and 5.1% of total revenues for fiscal 2009. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. For the nine months ended December 31, 2009 and fiscal 2009, share-based compensation included in selling and marketing expenses was less than $1 million. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We also intend to hire more sales and marketing employees in many of the overseas markets, in which we operate, which could increase our sales and marketing expenses.

Administrative Expenses

Administrative expenses represented 7.3% of total revenues for the nine months ended December 31, 2009 and 7.5% of total revenues for fiscal 2009. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. For the nine months ended December 31, 2009 and fiscal 2009, share-based compensation included in administrative expenses was less than $1 million.

Other Income

Other income includes interest income from deposits, income from available-for-sale financial assets/ investments, foreign currency exchange gains / (losses) on translation of other assets and liabilities, including marked to market gains / (losses) on foreign exchange forward and option contracts. For the nine months ended December 31, 2009, the interest income on deposits was $121 million whereas the income from available-for-sale financial assets / investments was $16 million. We also recorded a foreign exchange gain of $41 million on forward and options contracts, partially offset by a foreign exchange loss of $28 million on translation of other assets and liabilities during the nine months ended December 31, 2009.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. The consolidated interim financial statements included in this Quarterly Report are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:

·	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign currency;

·	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

·	use it for discharge of debt or liabilities denominated in foreign currency.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government through the Finance Act, 2009 has extended the tax holiday for the STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $109 million and $325 million for the nine months ended December 31, 2009 and for fiscal 2009, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, as a result of such tax incentives our effective tax rate for the nine months ended December 31, 2009 and fiscal 2009 was 21.2% and 13.2%, respectively. The increase in the effective tax rate to 21.2% for the nine months ended December 31, 2009 from 13.2% for fiscal 2009 is mainly due to the expiration of the tax holiday period for the majority of our STP units. Our Indian statutory tax rate for the same period was 33.99%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. We are required to pay MAT, and, accordingly, a deferred tax asset of $67 million has been recognized on the balance sheet as of December 31, 2009, which can be carried forward for a period of ten years from the year of recognition.

Results for the three months ended December 31, 2009 compared to the three months ended December 31, 2008

Revenues

The following table sets forth the growth in our revenues for the three months ended December 31, 2009 over the corresponding period in 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Revenues	$1,232	$1,171	$61	5.2%

Revenues increased significantly in the retail segment, whereas there was a marginal decrease in revenues in most other segments of our business.

During the three months ended December 31, 2009, the U.S dollar depreciated against a majority of the currencies in which we transact business. The U.S. dollar depreciated by 0.6% and 3.4% against the United Kingdom Pound Sterling and Australian dollar, respectively and appreciated by 1.4% against the Euro.

There were significant currency movements during the three months ended December 31, 2009. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the three months ended December 31, 2009 in comparison to the three months ended December 31, 2008, our revenues in constant currency terms for the three months ended December 31, 2009 would have been lower by $11 million at $1,221 million as against our reported revenues of $1,232 million, resulting in a growth of 4.3% as against a reported growth of 5.2%.

The following table sets forth our revenues by industry segments for the three months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Three months ended December 31,
Industry Segments	2009	2008
Financial services	34.6%	34.9%
Manufacturing	19.3%	19.6%
Telecommunication	16.2%	16.7%
Retail	13.1%	12.6%
Others including utilities, logistics and services	16.8%	16.2%

The increase in the percentage of revenues from the retail segment during the three months ended December 31, 2009 as compared to the three months ended December 31, 2008 was primarily due to addition of new clients. The decline in the percentage of revenues from the telecommunication segment during the three months ended December 31, 2009 as compared to the three months ended December 31, 2008 was primarily due to decrease in business from European clients operating in this segment.

There were significant currency movements during the three months ended December 31, 2009 and the following table sets forth our revenues by industry segments for the three months ended December 31, 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the three months ended December 31, 2009 in comparison with the average exchange rate experienced during the three months ended December 31, 2008:

Industry Segments	Three months ended December 31, 2009
Financial services	34.7%
Manufacturing	19.3%
Telecommunication	15.9%
Retail	13.2%
Others including utilities, logistics and services	16.9%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenues for the three months ended December 31, 2009 and December 31, 2008 (refer note 2.19.1 under item 1 of this Quarterly Report):

	Three months ended December 31,
Industry Segments	2009	2008
Financial services	36.7%	35.5%
Manufacturing	30.8%	33.0%
Telecommunication	41.5%	37.8%
Retail	32.9%	34.0%
Others including utilities, logistics and services	34.4%	34.9%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites as part of our engagements, while offshore revenues are for services which are performed at our global development centers. The table below sets forth the percentage of our revenues by location for the three months ended December 31, 2009 and December 31, 2008:

	Percentage of Revenues
	Three months ended December 31,
	2009	2008
Onsite	46.1%	45.8%
Offshore	53.9%	54.2%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours for onsite and offshore for the three months ended December 31, 2009 and December 31, 2008:

	Three months ended December 31,
	2009	2008
Onsite	22.5%	23.1%
Offshore	77.5%	76.9%

Revenues from services represented 96.1% of total revenues for the three months ended December 31, 2009 as compared to 95.8% for the three months ended December 31, 2008. Sale of our software products represented 3.9% of our total revenues for the three months ended December 31, 2009 as compared to 4.2% for the three months ended December 31, 2008.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Three months ended December 31,
	2009	2008
Fixed-price, fixed-time frame contracts	38.3%	36.3%
Time-and-materials contracts	61.7%	63.7%

The following table sets forth our revenues by geographic segments for the three months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Three months ended December 31,
Geographic Segments	2009	2008
North America	66.6%	64.5%
Europe	21.9%	25.5%
India	1.2%	1.2%
Rest of the World	10.3%	8.8%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the three months ended December 31, 2009 and the following table sets forth our revenues by geographic segments for the three months ended December 31, 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the three months ended December 31, 2009 in comparison with the average exchange rate experienced during the three months ended December 31, 2008:

Geographic Segments	Three months ended December 31, 2009
North America	67.1%
Europe	21.9%
India	1.2%
Rest of the World	9.8%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the three months ended December 31, 2009 and December 31, 2008 (refer note 2.19.2 under item 1 of this Quarterly Report ):

	Three months ended December 31,
Geographic Segments	2009	2008
North America	35.5%	34.2%
Europe	33.8%	34.4%
India	46.7%	64.3%
Rest of the World	37.5%	39.8%

During the three months ended December 31, 2009, the total billed person-months for our services other than business process management grew by 5.9% compared to the three months ended December 31, 2008. The offshore billed person-months growth for our services other than business process management was 7.6% whereas there was a growth of 1.8% in the onsite billed person-months for our services other than business process management, during the three months ended December 31, 2009 compared to the three months ended December 31, 2008. During the three months ended December 31, 2009, there was a 3.9% increase in onsite rates and 2.7% decrease in offshore rates compared to the three months ended December 31, 2008 for our services other than business process management.

Cost of sales

The following tables set forth information regarding our cost of sales for the three months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Cost of sales	$700	$661	$39	5.9%
As a percentage of revenues	56.8%	56.4%

(Dollars in millions)

	Three months ended December 31,		Change
	2009	2008
Employee benefit costs	$567	$541	$26
Depreciation and amortization	55	39	16
Travelling costs	29	31	(2)
Cost of software packages	24	15	9
Provision for post-sales client support	(5)	3	(8)
Operating lease payments	4	3	1
Communication costs	4	4	-
Cost of technical sub-contractors	17	21	(4)
Consumables	4	1	3
Repairs and maintenance	1	1	-
Other expenses	-	2	(2)
Total	$700	$661	$39

The increase in cost of sales in the three months ended December 31, 2009 from the three months ended December 31, 2008 was attributable primarily to an increase in employee benefit costs and amortization of intangibles. During October 2009, we conducted a compensation review whereby we increased the offshore wages of our employees by 8% and the onsite wages of our employees by 2%. The amortization of certain intangibles has been accelerated based on the usage pattern of the asset which has also resulted in the increase in cost of sales during the three months ended December 31, 2009 when compared to the three months ended December 31, 2008.

Gross profit

The following table sets forth information regarding our gross profit for the three months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Gross profit	$532	$510	$22	4.3%
As a percentage of revenues	43.2%	43.6%

The increase in gross profit for the three months ended December 31, 2009 from the three months ended December 31, 2008 was attributable to a 5.2% increase in revenue which has been partially offset by a 0.4% increase in cost of sales as a percentage of revenue for the three months ended December 31, 2009, compared to the three months ended December 31, 2008.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process management services:

	Three months ended December 31,
	2009	2008
Including trainees	68.0%	68.5%
Excluding trainees	76.2%	74.8%

Selling and marketing expenses

The following tables set forth information regarding our selling and marketing expenses for the three months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Selling and marketing expenses	$68	$55	$13	23.6%
As a percentage of revenues	5.5%	4.7%

(Dollars in millions)
	Three months ended December 31,		Change
	2009	2008
Employee benefit costs	$52	$42	$10
Travelling costs	7	5	2
Branding and marketing	3	3	-
Commission	2	1	1
Operating lease payments	1	-	1
Communication costs	1	-	1
Consultancy and professional charges	2	1	1
Other expenses	-	3	(3)
Total	$68	$55	$13

The number of our sales and marketing personnel decreased to 815 as of December 31, 2009 from 839 as of December 31, 2008. The increase in selling and marketing expenses and selling and marketing expense as a percentage of revenue during the three months ended December 31, 2009 from the three months ended December 31, 2008 was attributable primarily to an increase in our employee benefit costs. During October 2009, we conducted a compensation review whereby we increased the offshore wages of our employees by 8% and the onsite wages of our employees by 2%.

Administrative expenses

The following tables set forth information regarding our administrative expenses for the three months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Administrative expenses	$82	$82	-	-
As a percentage of revenues	6.7%	7.0%

 (Dollars in millions)
	Three months ended December 31,		Change
	2009	2008
Employee benefit costs	$30	$24	$6
Consultancy and professional charges	12	12	-
Office maintenance	8	9	(1)
Repairs and maintenance	4	3	1
Power and fuel	8	8	-
Communication costs	6	9	(3)
Travelling costs	6	6	-
Allowance for impairment of trade receivables	(5)	2	(7)
Rates and taxes	2	1	1
Insurance charges	2	1	1
Operating lease payments	2	1	1
Printing and stationery	1	-	1
Postage and courier	1	1	-
Other expenses	5	5	-
Total	$82	$82	-

The decrease in administrative expense as a percentage of revenue during the three months ended December 31, 2009 compared to the three months ended December 31, 2008 was due to a decrease in the allowance for impairment of trade receivables which was substantially offset by an increase in employee benefit costs.

The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms during the three months ended December 31, 2009 from the three months ended December 31, 2008. Allowance for impairment of trade receivables as a percentage of revenue was (0.4)% and 0.2% for the three months ended December 31, 2009 and December 31, 2008, respectively.

Operating profit

The following table sets forth information regarding our operating profit for the three months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Operating profit	$382	$373	$9	2.4%
As a percentage of revenues	31.0%	31.9%

The increase in operating profit for the three months ended December 31, 2009 from the three months ended December 31, 2008 is attributable to a 4.3% increase in gross profit, partially offset by a 23.6% increase in selling and marketing expenses during the same period.

Other income

The following table sets forth information regarding our other income for the three months ended December 31, 2009 and December 31, 2008:
 (Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Other income	$50	$7	$43	614.3%

Other income includes $34 million of interest income, $9 million of income from available-for-sale financial assets, foreign exchange gain of $4 million and miscellaneous income of $3 million for the three months ended December 31, 2009. Other income includes $46 million of interest income, foreign exchange loss of $44 million and miscellaneous income of $5 million for the three months ended December 31, 2008.

Other income for the three months ended December 31, 2008 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and each of currencies namely, the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the aforementioned currencies. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended December 31, 2009 and December 31, 2008 were denominated:

	Percentage of Revenues
	Three months ended December 31,
Currency	2009	2008
U.S. dollar	73.9%	72.5%
United Kingdom Pound Sterling	8.4%	11.0%
Euro	6.6%	6.7%
Australian dollar	6.3%	4.2%
Others	4.8%	5.6%

The following tables set forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2009 and December 31, 2008:

	Three months ended December 31,		Appreciation / (Depreciation) in percentage
	2009(Rs.)	2008(Rs.)
Average exchange rate during the period:
U.S. dollar	46.62	49.42	5.7%
United Kingdom Pound Sterling	76.25	75.87	(0.5)%
Euro	68.94	65.30	(5.6)%
Australian dollar	42.43	33.12	(28.1)%

	Three months ended December 31,
	2009 (Rs.)	2008 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	48.11	46.97
United Kingdom Pound Sterling	76.85	84.68
Euro	70.01	67.41
Australian dollar	42.00	38.28
Exchange rate at the end of the period:
U.S. dollar	46.53	48.71
United Kingdom Pound Sterling	75.06	70.59
Euro	67.02	68.54
Australian dollar	41.85	33.73
Appreciation / (depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	3.3%	(3.7)%
United Kingdom Pound Sterling	2.3%	16.6%
Euro	4.3%	(1.7)%
Australian dollar	0.4%	11.9%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2009 and December 31, 2008:

	Three months ended December 31,		Appreciation / (Depreciation) in percentage
	2009($)	2008($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.64	1.54	(6.5)%
Euro	1.48	1.32	(12.1)%
Australian dollar	0.91	0.67	(35.8)%

	Three months ended December 31,
	2009 ($)	2008 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.60	1.80
Euro	1.46	1.44
Australian dollar	0.87	0.81
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.61	1.45
Euro	1.44	1.41
Australian dollar	0.90	0.69
Appreciation / (depreciation) of U.S. dollar against the relevant currency during the period (as a percentage):
United Kingdom Pound Sterling	(0.6)%	19.4%
Euro	1.4%	2.1%
Australian dollar	(3.4)%	14.8%

For the three months ended December 31, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.3%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $22 million and a loss of $28 million for the three months ended December 31, 2009 and December 31, 2008, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth information regarding our income tax expense and effective tax rate for the three months ended December 31, 2009 and December 31, 2008:
 (Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Income tax expense	$98	$48	$50	104.2%
Effective tax rate	22.7%	12.6%

The effective tax rate for the three months ended December 31, 2009 and three months ended December 31, 2008 was 22.7% and 12.6%, respectively. The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 64.5% of our revenues from STP units that were benefiting from a  tax holiday in fiscal 2009.

Net profit

The following table sets forth information regarding our net profit for the three months ended December 31, 2009 and December 31, 2008:
 (Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2009	2008
Net profit	$334	$332	$2	0.6%
As a percentage of revenues	27.1%	28.4%

The decrease in net profit as a percentage of revenues for the three months ended December 31, 2009 from December 31, 2008 is attributable to a 10.1% increase in income tax expense as a percentage of revenue during the same period which has been partially offset by an increase in other income mainly due to increase in income from available-for-sale financial assets.

Results for the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008

Revenues

The following table sets forth the information regarding our revenues for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Revenues	$3,508	$3,542	$(34)	(1.0)%

Revenues increased in almost all segments of our business except in the financial services and telecommunication segments.

During the nine months ended December 31, 2009, the U.S. dollar depreciated against a majority of the currencies in which we transact business. The U.S. dollar depreciated by 12.6%, 8.3% and 30.4% against the United Kingdom Pound Sterling, Euro and Australian dollar, respectively.

There were significant currency movements during the nine months ended December 31, 2009. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the nine months ended December 31, 2009 in comparison to the nine months ended December 31, 2008, our revenues in constant currency terms for the nine months ended December 31, 2009 would have been higher by $47 million at $3,555 million as against our reported revenues of $3,508 million, resulting in a growth of 0.4% as against a reported decline of 1.0%.

The following table sets forth our revenues by industry segments for the nine months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Nine months ended December 31,
Industry Segments	2009	2008
Financial services	33.7%	34.2%
Manufacturing	19.7%	19.4%
Telecommunication	16.4%	18.5%
Retail	13.5%	12.3%
Others including utilities, logistics and services	16.7%	15.6%

The increase in the percentage of revenues from the retail segment during the nine months ended December 31, 2009 as compared to the nine months ended December 31, 2008 is primarily due to addition of new clients. The decline in the percentage of revenues from the telecommunication segment during the nine months ended December 31, 2009 as compared to the nine months ended December 31, 2008 is primarily due to decrease in business from European clients operating in this segment.

There were significant currency movements during the nine months ended December 31, 2009 and the following table sets forth our revenues by industry segments for the nine months ended December 31, 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2009 in comparison with the average exchange rate experienced during the nine months ended December 31, 2008:

Industry Segments	Nine months ended December 31, 2009
Financial services	33.6%
Manufacturing	19.6%
Telecommunication	16.7%
Retail	13.5%
Others including utilities, logistics and services	16.6%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenues for the nine months ended December 31, 2009 and December 31, 2008 (refer note 2.19.1 under item 1 of this Quarterly Report):

	Nine months ended December 31,
Industry Segments	2009	2008
Financial services	34.9%	31.8%
Manufacturing	30.0%	31.0%
Telecommunication	40.2%	37.5%
Retail	33.9%	31.8%
Others including utilities, logistics and services	35.3%	32.9%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites as part of our engagements, while offshore revenues are for services which are performed at our global development centers. The table below sets forth the percentage of our revenues by location for the nine months ended December 31, 2009 and December 31, 2008:

	Percentage of Revenues
	Nine months ended December 31,
	2009	2008
Onsite	46.2%	46.9%
Offshore	53.8%	53.1%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. The table below sets forth details of billable hours for onsite and offshore for the nine months ended December 31, 2009 and December 31, 2008:

	Nine months ended December 31,
	2009	2008
Onsite	22.6%	23.8%
Offshore	77.4%	76.2%

Revenues from services represented 96.0% of total revenues for the nine months ended December 31, 2009 as compared to 96.1% for the nine months ended December 31, 2008. Sale of our software products represented 4.0% of our total revenues for the nine months ended December 31, 2009 as compared to 3.9% for the nine months ended December 31, 2008.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the nine months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Nine months ended December 31,
	2009	2008
Fixed-price, fixed-time frame contracts	38.1%	34.4%
Time-and-materials contracts	61.9%	65.6%

The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2009 and December 31, 2008:

	Percentage of revenues
	Nine months ended December 31,
Geographic Segments	2009	2008
North America	65.7%	62.8%
Europe	23.2%	27.0%
India	1.1%	1.2%
Rest of the World	10.0%	9.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the nine months ended December 31, 2009 and the following table sets forth our revenues by geographic segments for the nine months ended December 31, 2009, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2009 in comparison with the average exchange rate experienced during the nine months ended December 31, 2008:

Geographic Segments	Nine months ended December 31, 2009
North America	64.9%
Europe	24.1%
India	1.2%
Rest of the World	9.8%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the nine months ended December 31, 2009 and December 31, 2008 (refer note 2.19.2 under item 1 of this Quarterly Report):

	Nine months ended December 31,
Geographic Segments	2009	2008
North America	34.7%	31.6%
Europe	34.3%	33.9%
India	43.6%	51.2%
Rest of the World	35.0%	36.9%

During the nine months ended December 31, 2009 the total billed person-months for our services other than business process management grew by 4.6% compared to the nine months ended December 31, 2008. The offshore billed person-months growth for our services other than business process management increased by 7.0% whereas there was a decrease of 0.9% in the onsite billed person-months for our services other than business process management, during the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008. During the nine months ended December 31, 2009, there was 1.7% decrease in onsite rates and 6.3% decrease in offshore rates compared to the nine months ended December 31, 2008 for our services other than business process management.

Cost of sales

The following tables set forth information regarding our cost of sales for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Cost of sales	$2,005	$2,049	$(44)	(2.1)%
As a percentage of revenues	57.2%	57.8%

 (Dollars in millions)
	Nine months ended December 31,		Change
	2009	2008
Employee benefit costs	$1,633	$1,653	$(20)
Depreciation and amortization	149	120	29
Travelling costs	76	109	(33)
Cost of software packages	61	55	6
Provision for post-sales client support	(2)	4	(6)
Operating lease payments	12	12	-
Communication costs	13	15	(2)
Cost of technical sub-contractors	49	66	(17)
Consumables	4	4	-
Repairs and maintenance	4	4	-
Other expenses	6	7	(1)
Total	$2,005	$2,049	$(44)

The decrease in cost of sales and cost of sales as a percentage of revenues in the nine months ended December 31, 2009 from the nine months ended December 31, 2008 was attributable primarily to a decrease in our travelling costs, employee benefit costs and cost of technical sub-contractors. The reduction in travelling costs is primarily due to reduction in non-billable travel costs. Further, due to uncertain business environment, the salary increase for the current fiscal year which normally occurs annually in April was postponed to October 2009. The offshore and onsite wages of our employees increased by 8% and 2%, respectively, as against the average offshore and onsite wage increase of 11% to 13% and 4% to 5%, respectively, during fiscal 2009. The reduction in the cost of technical sub-contractors is due to decreased engagements of technical sub-contractors.

Gross profit

The following table sets forth information regarding our gross profit for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Gross profit	$1,503	$1,493	$10	0.7%
As a percentage of revenues	42.8%	42.2%

The marginal increase in gross profit for the nine months ended December 31, 2009 from the nine months ended December 31, 2008 was attributable to a 2.1% decrease in cost of sales in the same period compared to the nine months ended December 31, 2008.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for total services, excluding business process management services:

	Nine months ended December 31,
	2009	2008
Including trainees	66.9%	69.6%
Excluding trainees	73.1%	73.8%

Selling and marketing expenses

The following tables set forth information regarding our selling and marketing expenses for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Selling and marketing expenses	$178	$184	$(6)	(3.3)%
As a percentage of revenues	5.1%	5.2%

(Dollars in millions)
	Nine months ended December 31,		Change
	2009	2008
Employee benefit costs	$140	$132	$8
Travelling costs	16	21	(5)
Branding and marketing	11	16	(5)
Commission	3	4	(1)
Operating lease payments	2	-	2
Communication costs	2	-	2
Consultancy and professional charges	4	4	-
Other expenses	-	7	(7)
Total	$178	$184	$(6)

The number of our sales and marketing personnel decreased to 815 as of December 31, 2009 from 839 as of December 31, 2008. The decrease in selling and marketing expenses during the nine months ended December 31, 2009 from the nine months ended December 31, 2008 was primarily attributable to a decrease in our travelling costs and branding and marketing costs, partially offset by an increase in employee benefit costs, operating lease payments and communication costs.

Administrative expenses

The following tables set forth information regarding our administrative expenses for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Administrative expenses	$255	$265	$(10)	(3.8)%
As a percentage of revenues	7.3%	7.5%

 (Dollars in millions)
	Nine months ended December 31,		Change
	2009	2008
Employee benefit costs	$83	$73	$10
Consultancy and professional charges	38	40	(2)
Repairs and maintenance	11	9	2
Office maintenance	26	27	(1)
Power and fuel	23	25	(2)
Communication costs	20	27	(7)
Commission	1	-	1
Travelling costs	14	22	(8)
Allowance for impairment of trade receivables	5	12	(7)
Rates and taxes	5	5	-
Insurance charges	5	4	1
Operating lease payments	6	4	2
Postage and courier	2	2	-
Printing and stationery	2	2	-
Other expenses	14	13	1
Total	$255	$265	$(10)

The decrease in administrative expense and administrative expense as a percentage of revenue during the nine months ended December 31, 2009 compared to the nine months ended December 31, 2008 was primarily due to a decrease in the travelling costs and communication costs and a decrease in allowance for impairment of trade receivables, partially offset by an increase in employee benefit costs.

The factors which affect the fluctuations in our allowance for impairment of trade receivables include the financial health of our clients and the economic environment in which they operate. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms during the nine months ended December 31, 2009 from the nine months ended December 31, 2008. Allowance for impairment of trade receivables as a percentage of revenue was 0.14% and 0.34% for the nine months ended December 31, 2009 and December 31, 2008, respectively.

Operating profit

The following table sets forth information regarding our operating profit for the nine months ended December 31, 2009 and December 31, 2008:

(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Operating profit	$1,070	$1,044	$26	2.5%
As a percentage of revenues	30.5%	29.5%

The increase in operating profit and operating profit as a percentage of revenues for the nine months ended December 31, 2009 from the nine months ended December 31, 2008 was attributable primarily to a 3.3% and 3.8% decrease in selling and marketing expenses and administrative expenses, respectively, for the nine months ended December 31, 2009, and a 0.7% increase in gross profit, in the same period compared to the nine months ended December 31, 2008.

Other income

The following table sets forth information regarding our other income for the nine months ended December 31, 2009 and December 31, 2008:

 (Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Other income	$154	$50	$104	208%

Other income includes $121 million of interest income, $16 million of income from available-for-sale financial assets, foreign exchange gain of $13 million and miscellaneous income of $4 million for the nine months ended December 31, 2009. Other income includes $135 million of interest income, foreign exchange loss of $91 million and miscellaneous income of $6 million for the nine months ended December 31, 2008.

Other income for the nine months ended December 31, 2008 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

We generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and each of currencies namely, the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the aforementioned currencies. Foreign exchange gains and losses arise from the appreciation and depreciation of the rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the nine months ended December 31, 2009 and December 31, 2008 were denominated:

	Percentage of Revenues
	Nine months ended December 31,
Currency	2009	2008
U.S. dollar	73.2%	70.4%
United Kingdom Pound Sterling	9.4%	13.6%
Euro	7.2%	7.0%
Australian dollar	5.8%	4.5%
Others	4.4%	4.5%

The following tables set forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2009 and December 31, 2008:

	Nine months ended December 31,		Appreciation / (Depreciation) in percentage
	2009(Rs.)	2008(Rs.)
Average exchange rate during the period:
U.S. dollar	47.94	45.31	(5.8)%
United Kingdom Pound Sterling	77.08	80.69	4.5%
Euro	68.17	65.71	(3.7)%
Australian dollar	39.91	37.31	(7.0)%

	Nine months ended December 31,
	2009 (Rs.)	2008 (Rs.)
Exchange rate at the beginning of the period:
U.S. dollar	50.72	40.02
United Kingdom Pound Sterling	72.49	79.46
Euro	67.44	63.25
Australian dollar	35.03	36.55
Exchange rate at the end of the period:
U.S. dollar	46.53	48.71
United Kingdom Pound Sterling	75.06	70.59
Euro	67.02	68.54
Australian dollar	41.85	33.73
Appreciation / (depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	8.3%	(21.7)%
United Kingdom Pound Sterling	(3.5)%	11.2%
Euro	0.6%	(8.4)%
Australian dollar	(19.5)%	7.7%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2009 and December 31, 2008:

	Nine months ended December 31,		Appreciation / (Depreciation) in percentage
	2009($)	2008($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.61	1.78	9.7%
Euro	1.42	1.45	1.9%
Australian dollar	0.83	0.82	(1.1)%

	Nine months ended December 31,
	2009 ($)	2008 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.43	1.99
Euro	1.33	1.58
Australian dollar	0.69	0.91
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.61	1.45
Euro	1.44	1.41
Australian dollar	0.90	0.69
Appreciation / (depreciation) of U.S. dollar against the relevant currency during the period (as a percentage):
United Kingdom Pound Sterling	(12.6)%	27.1%
Euro	(8.3)%	10.8%
Australian dollar	(30.4)%	24.2%

For the nine months ended December 31, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.5%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $41 million and a loss of $144 million for the nine months ended December 31, 2009 and December 31, 2008, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains / losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective, as per IAS 39.

Income tax expense

The following table sets forth information regarding our income tax expense and effective tax rate for the nine months ended December 31, 2009 and December 31, 2008:

 (Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Income tax expense	$260	$134	$126	94.0%
Effective tax rate	21.2%	12.2%

The effective tax rate for the nine months ended December 31, 2009 and nine months ended December 31, 2008 was 21.2% and 12.2%, respectively. The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 65.6% of our revenues from STP units that were benefiting from a  tax holiday in fiscal 2009.

Net profit

The following table sets forth information regarding our net profit for the nine months ended December 31, 2009 and December 31, 2008:

 (Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2009	2008
Net profit	$964	$960	$4	0.4%
As a percentage of revenues	27.5%	27.1%

The marginal increase in net profit and net profit as a percentage of revenues for the nine months ended December 31, 2009 from December 31, 2008 was attributable to a 2.5% increase in operating profit and 208.0% increase in other income which is partially offset by a 94.0% increase in income tax expense during the same period.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale and issuance of equity securities. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of December 31, 2009, we had $3,438 million in working capital, including $1,972 million in cash and cash equivalents, $1,133 million in available-for-sale financial assets and no outstanding bank borrowings. As of March 31, 2009, we had $2,583 million in working capital, including $2,167 million in cash and cash equivalents, and no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenues and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $15 million as at December 31, 2009. The restricted cash balance as of March 31, 2009 was less than $1 million. These restrictions are primarily on account of unclaimed dividends and cash balances held by irrevocable trusts controlled by the company.

In summary, our cash flows were:

 (Dollars in millions)
	Nine months ended December 31,
	2009	2008
Net cash provided by operating activities	$1,132	$1,096
Net cash used in investing activities	$(1,223)	$(274)
Net cash used in financing activities	$(317)	$(549)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables decreased by $66 million during the nine months ended December 31, 2009, compared to an increase of $47 million during the nine months ended December 31, 2008. Trade receivables as a percentage of last 12 months’ revenues were 15.6% and 15.4% as of December 31, 2009 and December 31, 2008, respectively. Days sales outstanding on the basis of last 12 months’ revenues were 57 days and 56 days as at December 31, 2009 and December 31, 3008, respectively. Prepayments and other assets increased by $33 million during the nine months ended December 31, 2009 compared to a decrease of $21 million during the nine months ended December 31, 2008. There was an increase in unbilled revenues of $11 million during the nine months ended December 31, 2009, compared to an increase of $70 million during the nine months ended December 31, 2008. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other liabilities and provisions decreased by $16 million during the nine months ended December 31, 2009, compared to an increase of $73 million during the nine months ended December 31, 2008. Unearned revenues increased by $60 million during the nine months ended December 31, 2009, compared to an increase of $31 million during the nine months ended December 31, 2008. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 38.1% and 61.9% of total services revenues for the nine months ended December 31, 2009, as compared to 34.4% and 65.6% for the nine months ended December 31, 2008.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the nine months ended December 31, 2009 and December 31, 2008 was $102 million and $226 million, respectively for our software development centers. During the nine months ended December 31, 2009, we invested $1,774 million in available-for-sale financial assets and redeemed available-for-sale financial assets of $673 million. During the nine months ended December 31, 2008, we invested $60 million in available-for-sale financial assets, $43 million in certificates of deposits, $16 million in non-current deposits with corporations, and redeemed available-for-sale financial assets of $76 million. The proceeds realized from the redemption of available-for-sale financial assets were used in our day to day business activities.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $24 million were outstanding at each of December 31, 2009 and March 31, 2009.

The timing of required repayments of employee loans outstanding as of December 31, 2009 is as detailed below:

 (Dollars in millions)
12 months ending December 31,	Repayment
2010	$18
2011	6
$24

Net cash used in financing activities for the nine months ended December 31, 2009 was $317 million which comprised primarily of dividend payments of $330 million partially offset by $13 million of proceeds received from issuance of 705,190 equity shares on exercise of share options by employees. Net cash used in financing activities for the nine months ended December 31, 2008 was $549 million which comprised primarily of dividend payments of $559 million partially offset by $10 million of proceeds received from issuance of 645,745 equity shares on exercise of share options by employees.

As of December 31, 2009, we had contractual commitments for capital expenditure of $57 million, compared to $73 million as of March 31, 2009. These commitments include $2 million in commitments for domestic purchases as of December 31, 2009, compared to $64 million as of March 31, 2009, and $55 million in commitments for imports of hardware, supplies and services to support our operations generally as of December 31, 2009, compared to $9 million as of March 31, 2009, which we expect to be significantly completed by June 30, 2010.

Reconciliation between Indian GAAP and IFRS

All financial information in this Quarterly Report is presented in accordance with IFRS, although we also report for Indian statutory purposes under Indian GAAP. The material differences that affect us are primarily attributable to IFRS requirements for the:
  accounting for share-based compensation under IFRS 2; and
  amortization of intangible assets
Reconciliation of Net Profit

 (Dollars in millions)
	Nine months ended December 31,
	2009	2008
Net profit as per Indian GAAP	$970	$963
Share-based compensation	-	(1)
Amortization of intangible assets and others	(6)	(2)
Net profit as per IFRS	$964	$960

The Securities and Exchange Board of India (SEBI) had on November 9, 2009 issued a press release permitting listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Pending the notification of the circular, for the quarter ended December 31, 2009, the company has voluntarily prepared and published consolidated IFRS Financial Statements (in Indian Rupees), in addition to preparing and publishing audited standalone and audited consolidated financial statements in accordance with Indian GAAP. Our statutory auditors have, additionally, performed a review of the Consolidated IFRS financial statements as at and for the quarter and nine months ended  December 31, 2009 and have issued an unqualified review report. Upon issuance of the notification of the Circular by SEBI and change in Listing Agreement, we will only publish consolidated financial statements as per IFRS.

Off Balance Sheet Arrangements

None

Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our Audit Committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates / depreciates against the U.S. dollar and other currencies. For the nine months ended December 31, 2009 and December 31, 2008, U.S. dollar denominated revenues represented 73.2% and 70.4%, respectively, of total revenues. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 9.4% and 13.6%, respectively, of total revenues; revenues denominated in the Euro represented 7.2% and 7.0%, respectively, of total revenues, and revenues denominated in the Australian dollar represented 5.8% and 4.5%, respectively, of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of December 31, 2009, we had outstanding forward contracts of $380 million, Euro 13 million and United Kingdom Pound Sterling 10 million and option contracts of $194 million. As of March 31, 2009, we had outstanding forward contracts of $278 million, Euro 27 million and United Kingdom Pound Sterling 21 million and option contracts of $173 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value risk. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards early adopted by the company

1.
IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. We have early adopted this standard as at April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2.
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future we are likely to adopt the first method of measuring NCI.

3.
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. We have early adopted this standard as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

Recently adopted accounting pronouncements

1.
IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. We have adopted this standard as at April 1, 2009. Consequent to the adoption of the standard, title for cash flows has been changed to ‘Statement of cash flows’. Further, we have included in our complete set of financial statements, a single ‘Statement of comprehensive income’.

2.
IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognised at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is to be applied prospectively to transfers of assets from customers received on or after July 1, 2009. We have adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the company as a result of the adoption of this interpretation.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events may not develop exactly as forecasted and the best estimates may routinely require adjustment.

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated interim financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in our financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including expectation on tax position which are sustainable on a more likely than not basis.

Revenue Recognition

We derive our revenues primarily from software development and related services, business process management services and the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the purchase method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, we recognize the same immediately in the statement of comprehensive income. Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

Item 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Quarterly Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

Item 1A. Risk factors

Risk Factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years until the onset of the global economic slowdown in 2008, and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:
  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  economic fluctuations that affect the strength of the economy of the United States, Europe or any of the other markets in which we operate;
  foreign currency fluctuations and our hedging activities that are intended to address such fluctuations;
  the proportion of services that we perform at our development centers or at our client sites;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  utilization of billable employees;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  varying expenditures and lead times in connection with responding to, and submission of proposals for large client engagements including on account of changing due diligence requirements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients and changes in management;
  the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and material contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.
A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:
  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly when the rupee appreciates in value against the US dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $10 million in costs for visas in the three months ended December 31, 2009, compared to $5 million in the three months ended December 31, 2008.

Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the rupee, the dollar and other currencies in which we generate revenues or incur expenses, and increased wage pressures in India and at other locations where we maintain operations.

Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins.

The appreciation of the rupee against the U.S. dollar adversely impacted our revenues and operating results for fiscal 2007, 2008 and the nine months ended December 31, 2009. During fiscal 2009, the U.S. dollar appreciated substantially relative to the rupee. The exchange rate for one dollar as published by the Foreign Exchange Dealers' Association of India, or FEDAI, was Rs. 50.72 as of March 31, 2009, as against Rs. 40.02 as of March 31, 2008. Although the dollar appreciated against the rupee during fiscal 2009, we still experienced losses during such period related to foreign currency fluctuations as a result of our hedging activities. As such, exchange rate fluctuations and our hedging activities have in the past impacted, and may in the future, adversely impact our operating results. As of December 31, 2009, the exchange rate for one dollar as published by the FEDAI was Rs. 46.53.

Increased selling and marketing expenses, and other operating expenses in the future, as well as fluctuations in foreign currency exchange rates including, in particular, the appreciation of the rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment, pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.

Spending on technology products and services in most parts of the world has been rising for the past few years. However, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our billing rates. For instance, during the nine months ended December 31, 2009, our onsite and offshore billing rates, other than for business process management, decreased by 1.7% and 6.3% when compared to the nine months ended December 31, 2008.

In addition to seeking reduced billing rates, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may reduce our revenues, or result in the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending and extended credit terms arising from or related to the global economic slowdown, and any resulting pricing pressures, reduction in billing rates or increased credit risk may adversely impact our revenues, gross profits, operating margins and results of operations.

Further, reduced or delayed IT spending has also adversely impacted our utilization rates for technology professionals. For instance, for the nine months ended December 31, 2009, our utilization rate for technology professionals, including trainees, was approximately 66.9% as compared to 69.6% during the nine months ended December 31, 2008. This decrease in employee utilization rates has adversely affected our profitability for the nine months ended December 31, 2009, and any further decrease in employee utilization rates in the future, whether on account of reduced or delayed IT spending, particularly if accompanied by pricing pressure, may adversely impact our profits.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. Our failure to meet a client's expectations in such consolidation projects may adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on this account may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or these industries may affect our business.

In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, approximately 65.7%, 63.2% and 62.0% of our revenues were derived from projects in North America. In the same periods, approximately 23.2%, 26.4% and 28.1% of our revenues were derived from projects in Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy remains weak or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, we derived approximately 33.7%, 33.9% and 35.8% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in the past year, with the United States federal government being forced to take over or provide financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. The subprime mortgage crisis and the resultant turbulence in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or imp act the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Further, if the economy of the United States does not recover as rapidly as expected or at all, any lingering weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, we derived approximately 33.7%, 33.9% and 35.8% of our revenues from the financial services industry, 16.4%, 18.1% and 21.6% of our revenues from clients in the telecommunications industry and about 13.5%, 12.5% and 11.8% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the U.S. economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the global economic slowdown and the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in the nine months ended December 31, 2009, fiscal 2009 and 2008. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of December 31, 2009, we had outstanding forward contracts of $380 million, Euro 13 million and United Kingdom Pound Sterling 10 million and option contracts of $194 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred significant losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.

Additionally, our hedging activities have also contributed to increased losses in recent times given the recent volatility in foreign currency markets. For example, in fiscal 2009, we incurred losses of $165 million in our forward and option contracts. These losses offset by gains of $71 million as a result of foreign exchange translations during the same period, resulted in a total loss of $94 million related to foreign currency transactions, which had a significant and adverse effect on our profit margin and results of operations. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India had recommended that India move to increased capital account convertibility over the next few years, and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During the nine months ended December 31, 2009, we derived 26.8% of our revenues in currencies other than the U.S. dollar including 9.4%, 7.2% and 5.8% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During the nine months ended December 31, 2009, the U.S. dollar depreciated against a majority of the currencies in which we transact business, with the U.S. dollar depreciating by 12.6%, 8.3% and 30.4% against the United Kingdom Pound Sterling, Euro and Australian dollar respectively. These cross currency fluctuations adversely impacted our reported revenues for the nine months ended December 31, 2009, and may adversely impact our reported revenues in future periods.

Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2005 and March 31, 2009 our total employees grew from approximately 36,800 to approximately 104,900. As of December 31, 2009, we had approximately 109,900 employees. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:
  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V., certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during 2009, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, our largest client accounted for 4.6%, 6.9% and 9.1% of our total revenues, and our five largest clients together accounted for 16.7%, 18.0% and 20.9% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

The recent credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa-holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, in the United Kingdom, the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, including the revisions to those regulations, will allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-UK companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter UK companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.

Our ability to execute projects, to maintain our client relationships and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid for and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for technology professionals with the skills necessary to perform the services we offer. For example, in India, since 2004, hiring by technology companies has increased significantly, although there has been a decline in hiring in recent months. We added approximately 3,000, 12,400 and 13,700 new employees, net of attrition, in the three months ended December 31, 2009, fiscal 2009 and fiscal 2008, excluding Infosys BPO and our other subsidiaries.

Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. A shortage in the availability of qualified IT professionals in the markets in which we operate may affect our ability to hire an adequate number of skilled and experienced technology professionals. Our inability to hire such professionals may have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to hire, attract and retain personnel. For instance, although the Finance Act, 2009 has abolished a fringe benefit tax, or FBT, on companies previously applicable on specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees, it has proposed to restore the taxation of such benefits in the hands of employees. The imposition of such taxes may reduce the effectiveness of stock option grants in attracting and retaining employees and may affect our ability to hire skilled and experienced technology professionals.

Increased demand for technology professionals has also led to an increase in attrition rates. For instance, our comparable attrition rate for the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008 was 11.6%, 11.1% and 13.4%, without accounting for attrition in Infosys BPO or our other subsidiaries. Furthermore, attrition in the business process management industry is generally significantly higher than in the technology services industry. We may not be able to hire and retain enough skilled and experienced technology professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain technology professionals may have a material adverse effect on our business, results of operations and financial condition.

It is possible that the Central Government or State Governments in India may introduce legislation requiring employers to give preferential hiring treatment to under-represented groups. The quality of our work force is critical to our business. If any such Central Government or State Government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. On July 9, 2009, Nandan M. Nilekani stepped down as the Co-Chairman of the Company’s Board of Directors to take up a role with the Government of India. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy in response to our clients' reduced IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, revenues from fixed-price, fixed-timeframe projects accounted for 38.1%, 35.4% and 31.0% of our total services revenues, including revenues from our business process management services. Decreased IT budgets of our clients have led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days' notice and without any termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:
  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions; and
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise.
Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

Our increasing work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:
  Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding;
  Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation; and
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. For instance, we recently introduced an integrated service solution, Software as a Service, or SaaS, that combines the supply of hardware, network infrastructure, application software and associated professional services, maintenance and support. Our new solutions, including the SaaS solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Additionally, clients are also seeking extensions in credit terms from the standard term that we provide, and have been seeking credit terms of up to 60 days or higher. Extended credit terms may reduce revenues or delay the realization of revenues and adversely impact our cash flow.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India or SEBI rules and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor's independent assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2009, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2009, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Furthermore, during 2009, there has been a renewed focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States, additional corporate governance standards have been, and are expected to be, promulgated in the near future with respect to companies whose securities are listed in the United States.

It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive and/or more difficult for us to obtain director and officer liability insurance. Further, our Board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 59 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we generally attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of December 31, 2009, we had contractual commitments of approximately $57 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the nine months ended December 31, 2009, fiscal 2009 and fiscal 2008, we earned 4.0%, 3.9% and 3.6% of our total revenue from the licensing of software products. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our Board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 12.8% of our issued equity shares as of January 22, 2010. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during the three months ended December 31, 2009, Infosys BPO completed the acquisition of McCamish Systems LLC. It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us, or at all. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and our growth prospects.

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:
  issue equity securities which would dilute current shareholders' percentage ownership;
  incur substantial debt;
  incur significant acquisition-related expenses;
  assume contingent liabilities; or
  expend significant cash.
These financing activities or expenditures could harm our business, operating results and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, we benefit from the tax incentives the Government of India provides to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP tax holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units, the tax holiday will expire by the end of fiscal 2011.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. The expiration, modification or termination of any of our tax benefits or holidays, including on account of non-extension of the tax holidays relating to STPs in India, would likely increase our effective tax rates significantly, and have a material and adverse effect on our net income.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease of $109 million and $325 million in our income tax expense for the nine months ended December 31, 2009 and for fiscal 2009 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, the Finance Act, 2007, included income eligible for deductions under sections 10A and 10AA of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT, effective April 1, 2010, is 15% (excluding a surcharge and education cess) on our book profits determined after including income eligible for deductions under Sections 10A and 10AA of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, our net income and cash flows for intervening periods could be adversely affected.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Act, 2008, included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business. Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from operating our company.

We are subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent that our U.S. branches’ net profit during the year is greater than the increase in the net assets of our U.S. branches during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2009, Infosys' U.S. branch net assets amounted to approximately $481 million. As of December 31, 2009, the company had not triggered the BPT. The company has recorded a deferred tax liability on its net assets in the United States, to the extent it intends to distribute its branch profits in the foreseeable future.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local and municipal tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, currently, a vast majority of our workforce consists of Indian nationals, we expect to increase hiring in other jurisdictions, including in the United States and in Europe. Any such recruitment of foreign nationals is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the Company and their performance. Every year, we typically undertake a compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly on an annual basis. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, in recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of December 31, 2009, the majority of our technology professionals in the United States held either H-1B visas (approximately 8,700 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 1,600 persons), not including Infosys BPO employees or employees of our wholly owned subsidiaries), allowing the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

For instance, in April 2007, the Government of India announced a number of changes in its policies applicable to Special Economic Zones, or SEZs, to provide for, among other things, a cap on the size of land available for SEZs. The Indian Government has also announced its intent to make further changes in the SEZ policies. Some of our software development centers located at Chandigarh, Chennai, Mangalore, Pune and Trivandrum currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 15 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. In October 2003, we established Infosys China and in January 2004, we acquired Infosys Australia to expand our operations in those countries. In April 2004, we formed Infosys Consulting to focus on consulting services in the United States. Recently, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. During fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. In 2009, we established a wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA in Brazil to provide information technology services in Latin America.

We also have a very large workforce spread across our various offices worldwide. As of December 31, 2009, we employed approximately 109,900 employees worldwide, and approximately 21,900 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would en force foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

Holders of ADSs are subject to the Securities and Exchange Board of India’s Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of more than 5%, 10%, 14%, 54% or 74% of the outstanding shares or voting rights of Infosys, an acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in Infosys, or acquires or agrees to acquire control over Infosys, either alone or with any person acting in concert) is required to disclose the aggregate of such shareholding or voting rights in Infosys to Infosys. Infosys and such acquirer would then be required to notify all the stock exchanges on which the shares of Infosys are listed. Further, the Takeover Code requires that any person holding more than 15% and less than 55% of the shares or voting rights of Infosys, upon the sale or purchase of 2% or more of the shares or voting rights of Infosys, must disclose such sale or purchase and the revised shareholding to Infosys and all the stock exchanges on which the shares are listed within two days of such purchase or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in Infosys is required to make an annual disclosure of holdings to Infosys (which in turn is required to disclose the same to each of the stock exchanges on which Infosys’ shares are listed).

Further, upon the acquisition of 15% or more of the shares or voting rights of Infosys, or a change in control of Infosys, the Takeover Code requires the acquirer to make a public announcement offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of Infosys at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of the shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of Infosys at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of Infosys by an acquirer who holds more than 55% but less than 75% of the shares or voting rights of Infosys, may, under certain circumstances, also require the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement with the exchanges in India on which our shares are listed.

By a notification dated November 6, 2009, SEBI has amended the Takeover Code to require holders of ADSs entitled to exercise voting rights on the underlying shares who cross the applicable threshold limits set out above to make a public announcement offering to purchase our shares from other public shareholders at a price that is determined in accordance with the Takeover Code. These provisions could materially and adversely impact our ADS holders.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive, time consuming and may divert our management's attention and resources from operating our company. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than Infosys, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs.

It is possible that any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2010	Infosys Technologies Limited /s/ S. Gopalakrishnan S. Gopalakrishnan Chief Executive Officer

 EXHIBIT INDEX

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.1	Independent Auditors' Report on Review of Unaudited Consolidated Interim Financial Statements.